EXHIBIT 99.1

News Release dated July 21, 2016, Suncor Energy releases 2016 Report on
Sustainability and new long-term sustainability goals

News Release

FOR IMMEDIATE RELEASE

Suncor Energy releases 2016 Report on Sustainability and new long-term sustainability goals

New long-term goals focus on emissions and Suncor’s relationship with Aboriginal Peoples

Calgary, Alberta (Jul. 21, 2016) – Suncor Energy today announced the release of its 2016 Report on Sustainability which includes new long-term sustainability goals addressing climate change and Suncor’s relationship with Aboriginal Peoples of Canada.

“These areas of focus are important to the sustainability of our company, our communities, and our country,” said Steve Williams, president and chief executive officer. “The way the world views energy development has fundamentally changed. Sustainability goals drive us far beyond our current capabilities, setting our ambition to be globally cost and carbon competitive, while meeting the energy needs in Canada and around the world.”

Suncor’s greenhouse gas emissions (GHG) goal: harness technology and innovation to be globally carbon competitive

We share in the global challenge to tackle climate change head on by reducing emissions, while providing energy the world needs. We will work to harness technology and innovation to set us on a transformational pathway to a low carbon energy system. We will start by reducing the total emission intensity of the production of our oil and petroleum products by 30% by 2030, through focused efforts in these areas:

•                 continue to drive energy efficiency at all our facilities, and where opportunities exist, switch to lower-carbon fuels such as natural gas;

•                 develop and pilot technology to fundamentally change how we extract bitumen and optimize downstream processing; and

•                 participate in greening the electricity grid towards a lower-carbon future by investing in cogeneration at our facilities and renewable energy.

“I believe in climate change and that the production and consumption of fossil fuels is contributing to this pressing global challenge,” said Williams. “I also believe we all have the opportunity — and responsibility — to collaborate on effective solutions.”

Suncor’s social goal: Building greater mutual trust and respect with the Aboriginal Peoples of Canada

Suncor’s long-term social goal recognizes the value of relationships, and focuses on changing the way we think and act so we can strengthen our relationships and increase the participation of Aboriginal Peoples in energy development. This isn’t work we do ‘to’ or ‘for’ Aboriginal Peoples. We must learn from, and with, partners and communities. Over the next 10 years and beyond we will focus on increasing the participation of Aboriginal Peoples in energy development through:

•               strengthening relationships among Aboriginal and non-Aboriginal Canadians, starting within Suncor;

•               partnering with Aboriginal youth to develop their leadership potential through meaningful connections within and outside of Suncor;

•               significantly improving Aboriginal workforce development at Suncor through hiring, retention and advancement of Aboriginal employees across our business; and

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•                 increasing revenues to Aboriginal businesses and communities through mutually beneficial marketing arrangements and procurement of materials and services.

“There are wide socio-economic gaps between Aboriginal Peoples and other Canadians and there is a strong public desire to bridge those gaps,” said Williams.  “As Canada’s largest integrated energy company, we have an opportunity to lead and innovate.”

Suncor’s 2016 Report on Sustainability

In 2009, Suncor set an industry precedent by adopting a series of strategic environmental performance goals on water consumption, reclamation of disturbed lands, energy efficiency and air emissions for completion by the end of 2015. Suncor met three of four of these goals:

•                 Water:  We reduced our fresh water consumption by 27%, surpassing our goal to reduce consumption by 12%.

•                 Land: We increased reclamation of disturbed land by 176%, surpassing our goal to increase reclamation by 100%. By 2015, we reclaimed 3,730 hectares of disturbed lands.

•                 Energy intensity: We improved our energy efficiency by 9%, reaching an overall energy intensity of 5.06 GJ/m3, coming within 1% of achieving our goal. Our new GHG goal will help us continue to reduce energy use in our operations.

•                 Air: We reduced our air emissions by 36%, significantly surpassing our goal to reduce emissions by 10%.

Beyond reporting Suncor’s performance in environment, social and economic areas, the report includes frank discussions on topical issues, including:

•                 A discussion about collaborating on Alberta’s Climate Leadership Plan and our new sustainability goals with Suncor president and CEO, Steve Williams;

•                 A Q&A on how energy executives and environmental leaders found common ground to work together to support Alberta’s historic climate change plan with Ed Whittingham, executive director of Pembina Institute and Arlene Strom, Suncor’s vice president of sustainability and communications;

•                 A discussion with Fiona Jones, Suncor’s general manager of sustainability on the climate change challenge and how we plan to meet our goal of reducing GHG emissions; and

•                 Our approach to technology development including updates to our technology portfolio, in which we invest more than $200 million annually.

Suncor believes that transparency is important to keep our stakeholders, and our shareholders informed on our performance.  That’s why we voluntarily report on our environmental and social performance beyond regulatory requirements. Our annual Report on Sustainability is consistently recognized for excellence in reporting by environmental and investment communities. In addition to being listed on the TSX and NYSE, we are listed on the Jantzi Social Index, FTSE4Good, MSCI Global Sustainability Index and the Dow Jones Sustainability North American Index. Suncor provides reporting to the CDP, and is a member of the United Nations Global Compact, the world’s largest voluntary corporate citizenship initiative. Suncor is also the only oil and gas company that is a member of Ceres (a coalition of socially responsible investors, environmentalists and other groups).

[Photo and video text]

We asked some of our employees why it’s important for Suncor to have a GHG goal. Here’s what they had to say: http://sunr.gy/mgEi302txQb

We asked some of our community partners why it’s important for Suncor to have a social goal. Here’s what they had to say: http://sunr.gy/gWvy302txWe

GHG Goal

Social Goal

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements in this news release include references to Suncor’s GHG goal and social goal, including the areas of focus which Suncor will take to achieve such goals and the impacts of working towards such goals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis for the first quarter of 2016 dated April 29, 2016 and its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 25, 2016, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy and the Suncor Energy Foundation (SEF) have a proud history helping build sustainable communities through collaborative partnerships that enhance the quality of life in key operating areas. Over the past 15 years, Suncor and the SEF have invested more than $190 million in charitable and non profit organizations across Canada and internationally. The SEF is a private, charitable foundation established to receive Suncor’s contributions and support registered Canadian charitable organizations. For more information about Suncor Energy and our community investment program, please visit our website at suncor.com/community.

Suncor’s renewable energy interests include six operational wind power projects totaling a generating capacity of 287 megawatts and Canada’s largest ethanol plant by production volume with a current production capacity of 400 million litres per year.

Suncor works with Aboriginal communities across Canada to increase their participation in energy development. One of the ways we do this is through business development opportunities. Suncor has worked with more than 150 Aboriginal communities, including in the Regional Municipality of Wood Buffalo, home to our oil sands operations, and other locations through our Petro-Canada-branded retail, wholesale and lubricant products and services. In 2015, we spent $599 million in goods and services with Aboriginal-owned businesses, bringing our total to approximately $3 billion since 1999. There are 21 Petro-Canada branded gas stations owned by First Nations and one wind project where a First Nation is an equity partner.

Petro-Canada, a Suncor business, operates almost 1,500 retail stations and 280 Petro-Pass wholesale locations nationwide. Petro-Canada’s retail loyalty program, Petro-Points™, provides Canadians with the opportunity to earn and redeem rewards. Petro-Canada is proud to be a National Partner of the Canadian Olympic and Paralympic committees, supporting Canadian athletes, coaches and their families for more than 25 years. For more information, visit petro-canada.ca.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com